

2001 annual

nabi biopharmaceuticals

pipeline



Marketed
BLA
Phase III
Phase II
Phase I
Preclinical
Research
Altastaph™
Civacir™
NicVAX™
Other Gram-positive programs
RENS
Viral Infections and Cancer
Staphylococcus epidermidis, Enterococcal Infections
Hepatitis C Liver Transplants
Smoking Cessation Vaccine
Staphylococcus aureus Infections

profile

Nabi Biopharmaceuticals is committed to unlocking the power of the human immune system to help people with serious, unmet medical needs. Nabi Biopharmaceuticals, a vertically integrated company, has a broad portfolio and significant research capabilities focused on the development and commercialization of drugs that treat and prevent infectious, autoimmune and addictive diseases.

The Company's most advanced product under development, StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine), is a vaccine to prevent life-threatening Staph infections. Altastaph™ [*Staphylococcus aureus* Immune Globulin (Human)], a companion antibody-based therapy, is being developed for immediate protection against Staph infections. Other investigational products expected to enter clinical trials include Civacir™ [Hepatitis C Immune Globulin (Human)] for the prevention of hepatitis C infection, and NicVAX™ (Nicotine Conjugate Vaccine), a novel vaccine for the treatment and prevention of nicotine addiction.

Nabi Biopharmaceuticals has four marketed products, Nabi-HB™ [Hepatitis B Immune Globulin (Human)], WinRho SDF® [Rh_o(D) Immune Globulin (Human)], Aloprim™ [(Allopurinol sodium) for injection] and Autoplex® T (Anti-Inhibitor Coagulant Complex, Heat Treated), which generate cash to help support the investment in research and development (R&D) and manufacturing capacity for its product pipeline. Nabi Biopharmaceuticals will seek to leverage its expertise in product development, regulatory affairs, marketing and manufacturing to become a leading immune therapy company with novel vaccines and antibody-based therapies.


Products In Development
Marketed Products
Aloprim™
Autoplex® T
WinRho SDF®
Nabi-HB™
Nabi-HB™ I.V.
StaphVAX®
Hepatitis B Liver Transplants
Staphylococcus aureus Infections
Chemotherapy-induced Hyperuricemia
Hemophilia A with Factor VIII Antibodies
ITP Isoimmunization
Hepatitis B Post-exposure

2001 achievements

1. Completed the sale of the majority of the antibody collection business for proceeds of $153 million in cash.

2. Received a license from the Food and Drug Administration (FDA) to manufacture Nabi-HB in the Company's Boca Raton, Florida, manufacturing facility.

3. Signed two contract manufacturing agreements for production of immune globulin products on behalf of other companies in its manufacturing facility in Boca Raton, Florida.

4. Successfully completed pre-clinical safety studies of NicVAX.

5. Strengthened its intellectual property position with the issuance of two U.S. patents: (1) Key vaccine compositions and method of vaccine preparation for NicVAX; and (2) A whole cell, *S. aureus* vaccine to protect animals against infection.

shareholders:

During 2001, Nabi Biopharmaceuticals completed the pivotal transition from a raw materials supplier to a vertically integrated biopharmaceutical company. Today, we are able to leverage our internal capabilities from drug discovery through commercialization. In recognition of this success, we have added Biopharmaceuticals to our name, since it accurately depicts our current and future business focus. Based on our in-depth understanding of the human immune system and our innovative product pipeline, Nabi Biopharmaceuticals is working to revolutionize the treatment of people with serious, unmet medical needs.

Growing Sales, Generating Positive Cash Flow to Fund R&D

A major element of our business strategy is to increase the cash return from current operations to invest in the development of our product pipeline. In fact, we are one of the few research and development-driven biopharmaceutical companies that is able to generate sufficient cash flow to help support our ongoing product development activities. During 2001, our four marketed products produced approximately $73 million in revenue, resulting in gross margin in excess of $50 million. Net cash flow from operations, which includes our investment in R&D and the marketing of our products, was a record $24 million for the full year 2001. Instead of incurring a cash deficit in 2001, after our investment in manufacturing capacity, our operations produced a net cash inflow of $8 million for 2001. This level of performance will allow us to increase our investment in R&D in 2002.



moving forward

"Nabi Biopharmaceuticals remains one of the few research and development-driven companies that can generate sufficient cash flow to support its ongoing product development activities."

David J. Gury
Chairman, President and CEO

Completed Sale of the Majority of Antibody Collections Business

A primary goal for 2001 was to unlock the value of our antibody collection business. We achieved this through a sale of the majority of that business in September 2001 for $153 million. This transaction allowed us to pay off our bank debt while leaving a substantial cash balance to accelerate the development of our pipeline products and acquire new products. In addition, we have the resources available to redeem our convertible debt. We have retained nine antibody collection centers to provide sufficient raw materials for production of our own products at our Boca Raton, Florida, manufacturing facility.

FDA Manufacturing Approval Received

Equally important was gaining FDA approval for our Boca Raton, Florida, manufacturing facility in October 2001. This approval gives us direct control over the quality and supply of Nabi-HB from collection of the raw material through manufacturing and product marketing. Moreover, this approval confirms that we have both the capability and capacity in this facility to manufacture our future antibody-based therapies, Civacir and Altastaph, at commercial scale for markets worldwide.

Signed First International Distribution Agreement

In January 2002, we announced our first distribution agreement outside the U.S. for Nabi-HB with a leading supplier of antibody-based products in Turkey. This first agreement

f o c u s i n g

"We strive to unlock the power of the human immune system to help people with serious, unmet medical needs."

between Nabi Biopharmaceuticals and a foreign distributor will be the model for other international distribution agreements that will increase sales and capacity utilization of our manufacturing facility. These agreements are also expected to help with the future development and commercialization of our pipeline products.

Advancing Our Pipeline

We are uniquely positioned to bring high value products to market to address serious, unmet medical needs. During 2001, we initiated a booster study with StaphVAX, our investigational vaccine to protect against *S. aureus* infections, and successfully completed the pre-clinical safety studies on NicVAX, our experimental nicotine vaccine. During 2002, we will significantly accelerate the development of our pipeline with four products in clinical trials. We will also move forward with the critical steps to scale-up manufacturing and produce product at the commercial manufacturing facility for StaphVAX, in preparation for the confirmatory Phase III clinical trial of this product.

We plan to further advance our clinical development of Altastaph, the second product from our Gram-positive program, in a Phase I/II human trial in adults and a second Phase II trial in premature infants. We also expect to introduce NicVAX into the clinic in the U.S., with our first human trials for this product. Our experimental treatment to prevent hepatitis C reinfection in transplanted livers, Civacir, is also scheduled to enter human testing in a clinical trial. In this study, we plan to investigate the safety and antibody levels of Civacir in liver transplant patients with hepatitis C.

Nabi Biopharmaceuticals will continue to prioritize its objective to develop corporate partnerships that can expand development of its pipeline and provide additional infrastructure and resources to manufacture and commercialize these important products.


High Value Products
Key Business Focus Areas
Operational Excellence
on the future
Highly Effective Workforce

Expand Markets, Increase Margins

Finally, we will identify new product opportunities that complement our competencies in product sales and marketing or support our strategic focus. We expect to in-license or acquire one or more marketed products between now and the anticipated launch of StaphVAX.

We will also continue to strengthen our operational performance. This means successfully managing our relationship with the contract manufacturer for our vaccine products. It also means leveraging the production capacity of our own Boca Raton, Florida, manufacturing facility through additional contract relationships where we can manufacture antibody-based therapies for others. And we will improve our process efficiency by focusing on cost management and margin improvement, while maintaining a strong commitment to the highest levels of quality.

Nabi Biopharmaceuticals' vision is to unlock the power of the human immune system to help people with serious, unmet medical needs. We have successfully built substantial capabilities in product development, regulatory affairs, marketing and manufacturing to achieve that goal. Importantly, we have also developed a considerable base of scientific knowledge about the human immune system and proprietary intellectual property that opens the door to the creation of a wide range of innovative products.

As Nabi Biopharmaceuticals, we have an exciting future with unparalleled opportunities. I look forward to sharing our success with you throughout the coming months, and in the years to come.

Sincerely,

David J. Gury

David J. Gury
Chairman, President and Chief Executive Officer


AV 848

fut

The real future of Nabi Biopharmaceuticals is in its innovative product pipeline. We are focused on successfully advancing the development of our lead products: StaphVAX, Altastaph, NicVAX and Civacir.



Thomas H. McLain
Executive VP
& COO

Focusing on the Future

Thomas H. McLain, Executive Vice President and Chief Operating Officer (COO), shares his strategic vision for Nabi Biopharmaceuticals. As CFO (1998-2000), he successfully strengthened the Company's financial position and developed the finance, information technology, human resources and legal functions to support Nabi Biopharmaceuticals' growth. As COO, he adds sales, marketing, manufacturing and business development to his areas of responsibility in leading Nabi Biopharmaceuticals' future growth.

Expand and Develop Pipeline Nabi Biopharmaceuticals is now positioned to become a pre-eminent immune therapy company through its focus on developing and marketing innovative products that address important, unmet medical needs. We have platform technologies in conjugate vaccines and antibody-based therapies that offer significant and complementary opportunities for product development. Our strength is in applying these proven technologies to help people with health problems that are not being adequately addressed today. Our leadership positions in these areas are supported by strong intellectual property covering the innovative application of these technologies.

In 2002, our primary focus will be on advancing the development of our lead product, StaphVAX. We will also initiate clinical trials for Altastaph, NicVAX and Civacir. Conducting clinical trials for four products in the same year is an important milestone in our becoming a research and product development-driven company. In the future, we will be able to leverage our research and development capabilities and management experience to further expand our pipeline with products that have significant medical and economic value.

Additionally, we are actively looking to acquire or in-license other products that complement our current and future market focus. Our current products are marketed to hospital- and community-based hematologists and oncologists. In the future, our focus will also include products used by nephrologists, as they treat End Stage Renal Disease (ESRD) patients, an important population for the use of StaphVAX.



Mark L. Smith
Senior VP,
Finance
CFO, CAO
& Treasurer

Building Corporate Alliances We have already made progress in building international sales of Nabi-HB in 2002. We believe the best way to do this—and to build international regulatory expertise at the same time—is through the formation of key alliances with commercial partners that have an established presence outside the U.S.

In 2000, we selected Dow Biopharmaceutical Contract Manufacturing Services for the commercial production of StaphVAX. In 2002, we will continue the transfer of manufacturing from our research facility in Maryland to Dow's facility and work on the scale-up of manufacturing volumes to ensure adequate commercial supply of product at launch.

We are also committed to forming partnerships for the development and commercialization of our pipeline products, including obtaining a partner for the U.S. and international development and commercialization of StaphVAX. Corporate partnerships will enable us to accelerate our efforts and successfully realize the benefits from these products.



Robert B. Naso, Ph.D.
Senior VP
Quality, Regulatory &
Product Development

Leveraging Technology Platform

Nabi Biopharmaceuticals' research focuses on challenges once thought unsolvable and finds innovative ways to achieve success. Nabi Biopharmaceuticals has established a strong clinical development capability through its experienced team of physicians and scientists. This team has shown the ability to manage product development from research through clinical testing to regulatory approval.

Nabi Biopharmaceuticals' scientists have built a substantial technology base and expertise for the development of innovative conjugate vaccines. Combining novel, proprietary antigens, conjugation technologies and unique carrier proteins, Nabi Biopharmaceuticals' vaccines generate specific immune responses against substances that normally do not produce an immune response.

StaphVAX has a unique mechanism of action. StaphVAX is made by linking the polysaccharides (sugar molecules) purified from *S. aureus* to a carrier protein, a non-toxic form of *Pseudomonas aeruginosa* toxin A (rEPA). When the polysaccharides are injected into the body in this form, they elicit high levels of antibodies specific to *S. aureus* polysaccharides. When *S. aureus* invades the blood upon infection, these antibodies attach to the surface of the bacteria and, like a flashing radar beacon, announce the bacteria's invasion to the immune system, which then unleashes the white blood cells that kill and clear the bacteria from the blood.



Ali Fattom, Ph.D.
VP Research

Leveraging this conjugate vaccine technology, the Company is also developing NicVAX, its potential new weapon in the war against nicotine addiction. NicVAX has a similar mechanism of action to StaphVAX, except the vaccine stimulates the immune system to make antibodies that can bind to nicotine and block it from entering the brain. Nabi Biopharmaceuticals believes that this will reduce or prevent the addictive response to nicotine. The Company aims to extend applications of the conjugate vaccine technology to many more new areas.

Nabi Biopharmaceuticals' research and development facility located outside of Washington, D.C. in Rockville, Maryland, is home to research and product development, including research, clinical development, regulatory affairs, quality control/quality assurance and process development teams. The Company has over 90 scientists with technical expertise in immunology, microbiology, virology, chemistry and clinical development.



Combining novel, proprietary antigens, conjugation technologies and unique carrier proteins, Nabi Biopharmaceuticals' vaccines generate specific immune responses against substances that normally do not produce an immune response.



clinical developm

Nabi Biopharmaceuticals' lead products in clinical development each address significant medical needs where current treatment options are ineffective, including life-threatening Staph infections, nicotine addiction and hepatitis C.

Advancing Lead Products

Each of the lead products in clinical development at Nabi Biopharmaceuticals addresses significant medical needs where current treatment options are ineffective, including life-threatening Staph infections, nicotine addiction and hepatitis C. Nabi Biopharmaceuticals applies proven conjugate vaccine technologies and antibody-based therapies in novel ways to develop innovative and significant treatment approaches.


Gary Horwith, M.D.
VP Medical Affairs
& Clinical Research

STAPHVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine) As reported in the *New England Journal of Medicine* (N Eng J Med., volume 346, p. 491) on February 14, 2002, Phase III clinical trials demonstrated that a single injection of the StaphVAX vaccine reduced the incidence of *S. aureus* infections by nearly 60% for up to 10 months in patients with ESRD. For the first time ever, a vaccine was able to generate a protective immune response against *S. aureus* bacteremia. Nabi Biopharmaceuticals is now planning a confirmatory Phase III trial of StaphVAX in ESRD patients at multiple study centers and expects that the results from these trials will be submitted to the FDA in 2005.

ALTASTAPH™ [*Staphylococcus aureus* Immune Globulin Intravenous (Human)] During 2002, Nabi Biopharmaceuticals plans to advance development of the second product from its Gram-positive program, Altastaph. This antibody-based therapy is designed to provide immediate, short-term protection against infections caused by *S. aureus*. Nabi Biopharmaceuticals plans to initiate a Phase I/II therapeutic study of Altastaph in adults with Staph infections. The Company further plans to initiate a second Phase II study in premature infants in 2002.

NICVAX™ (Nicotine Conjugate Vaccine) Nabi Biopharmaceuticals will begin Phase I human clinical safety studies with its novel experimental nicotine vaccine, NicVAX, in 2002. This vaccine is designed to treat and prevent nicotine addiction associated with tobacco use by generating antibodies against the nicotine molecule and blocking its stimulating effects. Pre-clinical toxicology studies with NicVAX were completed in animals in 2001. In these studies, NicVAX generated high levels of nicotine-specific antibodies in vaccinated animals and these antibodies reduced nicotine levels in the brain by up to 64%. Nabi Biopharmaceuticals is developing NicVAX with financial support from the National Institutes of Drug Abuse (NIDA), which will help fund clinical studies of this innovative product.

CIVACIR™ [Hepatitis C Immune Globulin (Human)] Nabi Biopharmaceuticals also expects a clinical study of Civacir, the Company's investigational antibody-based therapy against hepatitis C, to begin during 2002. This experimental product is designed to prevent hepatitis C reinfection in hepatitis C liver transplant patients. The National Institutes of Health (NIH) will conduct this trial, which will investigate the safety and antibody levels of Civacir in liver transplant patients with hepatitis C.



C. Thomas Johns
Senior VP
Manufacturing
Operations



Leveraging Manufacturing Capabilities

On October 23, 2001, Nabi Biopharmaceuticals received approval from the FDA to manufacture Nabi-HB in its biopharmaceutical manufacturing facility in Boca Raton, Florida.

The Company built this facility from the ground-up, which allowed it to work closely with the FDA to meet the stringent regulatory requirements for this type of facility. Nabi Biopharmaceuticals now possesses the first new, FDA-licensed fractionation facility in the U.S. to gain approval in recent years—the most modern facility of its kind.

This approval confirms that Nabi Biopharmaceuticals has both the capability and the capacity to manufacture its current and pipeline antibody-based therapies for U.S. markets and eventually, for markets worldwide. Nabi Biopharmaceuticals maintains nine antibody collection centers that provide the raw materials needed for products manufactured in the facility. Nabi Biopharmaceuticals can now control each step of the production process, from antibody collection, through fractionation, purification and marketing of finished products.

Manufacturing a biopharmaceutical product requires many different disciplines ranging from quality control testing, to process development and validation, to actual production of the product. Nabi Biopharmaceuticals has assembled a highly skilled team, including people with significant direct experience in producing biopharmaceutical products. These individuals also have specific experience in Nabi Biopharmaceuticals' own facility and manufacturing procedures, gained through the licensing process and through the full-scale manufacture of Nabi Biopharmaceuticals' products for developmental and clinical use.

The Company expects to begin selling Nabi-HB produced in the Boca Raton, Florida, manufacturing facility in early 2002. They will also use the facility to make clinical lots of their development-stage antibody-based therapies, Civacir and Altastaph. To optimize manufacturing capacity, Nabi Biopharmaceuticals is also pursuing opportunities to contract manufacture products for other companies. During 2001, two contract manufacturing agreements were signed.



Nabi Biopharmaceuticals has a full suite of in-house capabilities to leverage, including its FDA-approved biopharmaceutical manufacturing facility in Boca Raton, Florida.



m

Nabi Biopharmaceuticals has four FDA-approved and marketed products that generate significant cash flow for the Company to reinvest in the development of its research and development pipeline.



Gary A. Siskowski
Senior VP
Sales/Marketing


Hepatitis B Immune Globulin (Human)
Nabi-HB™
Solvent/Detergent Treated and Filtered
1 mL (>312 IU)
ALOPRIM™
(allopurinol sodium)
FOR INJECTION
WinRho SDF™

Marketed Products Generate Cash Flow

Nabi Biopharmaceuticals has four FDA-approved and marketed products that generate significant cash flow for the Company to reinvest in the development of its research and development pipeline. These products each address serious medical conditions that are treated by physician specialists and highly trained medical teams. During the past year, these products generated greater than $50 million in gross margin, significantly exceeding the cost of marketing, sales and R&D spending for these products. In addition, these products have allowed Nabi Biopharmaceuticals to gain significant exposure to the regulatory process and gain market access with physicians who will be important to the future success of its pipeline products.

To ensure the best and most effective use of its products, Nabi Biopharmaceuticals has assembled an experienced marketing group and sales force that works with physicians and nurses on a consultative basis. Each Nabi Biopharmaceuticals field representative has extensive medical sales experience and training in the Company's products. This allows them to help physicians identify those patients who might best benefit from therapy, as well as evaluate the proper dosing and treatment schedules for individual patients. Consequently, Nabi Biopharmaceuticals and its sales team enjoy considerable respect within the medical community, which has resulted in a leading position for the Company's products.



Anti-Inhibitor Coagulant Complex
Heat Treated
Autoplex® T
ALOPRIM™
(allopurinol sodium)
FOR INJECTION 500 mg
Hepatitis B Immune Globulin (Human)
Nabi-HB™
1 mL (>312 IU)
5 mL (>1560 IU)
Rh₀ (D) Immune Globulin Intravenous (Human)
WinRho SDF™
lyophilized
1,000 µg (5,000 IU)
300 µg (1,500 IU)

products

Nabi-HB™ [Hepatitis B Immune Globulin (Human)] Nabi Biopharmaceuticals achieved considerable success in its marketing and sales of its flagship product, Nabi-HB, an antibody-based therapy against hepatitis B virus (HBV) within the U.S. This product, which provides immediate, effective protection from the virus following exposure to HBV-infected individuals, holds more than an 80% share of the U.S. market for such products. HBV infection is a major healthcare problem worldwide, and Nabi Biopharmaceuticals is working to expand sales of Nabi-HB to markets outside the U.S.

WinRho SDF® [Rh_o (D) Immune Globulin Intravenous (Human)] WinRho SDF, the Company's second largest marketed product, is an antibody-based therapy used to treat Immune Thrombocytopenic Purpura (ITP), an autoimmune disease that results in abnormally low platelet levels. ITP puts those affected at risk of prolonged and potentially life-threatening bleeding episodes. Nabi Biopharmaceuticals' Sales & Marketing Group has established WinRho SDF as a leading therapy for the treatment of ITP in the U.S.

Autoplex® T [Anti-Inhibitor Coagulant Complex, Heat Treated] Autoplex T is a coagulation complex used to treat hemophilia A patients who have developed inhibitors (i.e., antibodies) to Factor VIII. Autoplex T bypasses the Factor VIII requirement for blood clotting by stimulating other components of the coagulation process in their active forms.

Aloprim™ [Allopurinol sodium) for Injection] Aloprim is an injectable formulation of allopurinol approved to reduce uric acid levels that become elevated in the serum and urine of patients as a complication of chemotherapy. Patients taking Aloprim cannot tolerate oral therapies. Nabi Biopharmaceuticals' Sales & Marketing Group launched this product in 1999 and has achieved much success in the marketplace.

Selected Financial Data

The following table sets forth selected consolidated financial data for the five years ended December 29, 2001 that were derived from our audited consolidated financial statements.

The data should be read in conjunction with, and are qualified by reference to, Nabi Biopharmaceuticals' Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts in the following table are expressed in thousands, except for per share data.

	For the Twelve Months Ended				
(Amounts in Thousands, Except per Share Data)	Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999	Dec. 31, 1998	Dec. 31, 1997
Statements of Operations Data:					
Sales	$ 234,829	$228,783	$233,603	$243,087	$228,744
Costs of products sold	152,613	160,766	163,407	178,366	180,533
Royalty expense	12,093	11,175	13,739	10,946	6,617
Selling, general and administrative expense	40,501	37,168	33,282	31,151	25,012
Research and development expense	15,330	14,266	15,469	21,822	19,126
Other operating expenses, principally freight and amortization	1,500	1,827	1,905	2,169	3,087
Gain on disposition of assets	(104,219)	—	—	—	—
Other non-recurring items	—	(3,875)	(1,935)	14,605	5,680
Operating income (loss)	117,011	7,456	7,736	(15,972)	(11,311)
Interest income	1,204	33	74	48	272
Interest expense	(2,128)	(3,581)	(4,313)	(5,681)	(4,712)
Other (expenses) income, net	(28)	198	(110)	(105)	(70)
Income (loss) before (provision) benefit for income taxes and extraordinary item	116,059	4,106	3,387	(21,710)	(15,821)
(Provision) benefit for income taxes	(11,377)	(87)	(43)	(47)	4,668
Income (loss) before extraordinary item	104,682	4,019	3,344	(21,757)	(11,153)
Extraordinary item	—	340	—	—	—
Net income (loss)	$ 104,682	$ 4,359	$ 3,344	$ (21,757)	$ (11,153)
Basic earnings (loss) per share:					
Income (loss) before extraordinary item	$ 2.76	$ 0.11	$ 0.10	$ (0.62)	$ (0.32)
Extraordinary item	—	0.01	—	—	—
Net income (loss)	$ 2.76	$ 0.12	$ 0.10	$ (0.62)	$ (0.32)
Diluted earnings (loss) per share:					
Income (loss) before extraordinary item	$ 2.36	$ 0.11	$ 0.09	$ (0.62)	$ (0.32)
Extraordinary item	—	0.01	—	—	—
Net income (loss)	$ 2.36	$ 0.12	$ 0.09	$ (0.62)	$ (0.32)
Balance Sheet Data:					
Working capital	$ 148,650	$ 39,594	$ 35,999	$ 41,964	$ 63,933
Total assets	310,309	224,487	214,564	218,300	225,906
Notes payable, including current maturities	78,500	109,535	112,998	118,044	121,081
Total stockholders' equity	187,206	77,394	58,177	54,189	75,663

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations for each of the three years ended December 29, 2001, December 30, 2000 and December 31, 1999, should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with the information contained under "Factors to be Considered" in Item 1 of Nabi Biopharmaceuticals' Annual Report on Form 10-K for the year ended December 29, 2001. All amounts are expressed in thousands, except for per share data.

Nabi Biopharmaceuticals (formerly known as "Nabi") is a vertically integrated biopharmaceutical company committed to unlocking the power of the human immune system to help people with serious, unmet medical needs. We have a broad product portfolio and significant research capabilities focused on the development and commercialization of drugs that prevent and treat infectious, autoimmune and addictive diseases. We have four marketed biopharmaceutical products, Nabi-HB™ [Hepatitis B Immune Globulin (Human)] for the prevention of hepatitis B infections, WinRho SDF® [Rh_0 (D) Immune Globulin Intravenous (Human)] for the treatment of acute, chronic and HIV-related immune thrombocytopenia purpura, Autoplex® T [Anti-Inhibitor Coagulant Complex, Heat Treated] and Aloprim™ [(Allopurinol sodium) for injection], and a vigorous clinical trials program. We have a state of the art fractionation plant for our own manufacturing of biopharmaceutical products and for contract manufacturing. Further, we also collect specialty and non-specific antibodies for use in our products as well as to supply pharmaceutical and diagnostic customers for the subsequent production of their products.

Results of Operations

Information concerning Nabi Biopharmaceuticals' sales by industry segment, for the respective periods, is set forth in the following table. All dollar amounts set forth in the table are expressed in thousands.

	For the Years Ended					
Segment	Dec. 29, 2001		Dec. 30, 2000		Dec. 31, 1999	
Biopharmaceutical Products	$ 73,439	31.3%	$ 72,985	31.9%	$ 71,112	30.4%
Antibody Products:						
–Specialty antibodies	46,846	19.9	58,037	25.4	53,175	22.8
–Non-specific antibodies	114,544	48.8	97,761	42.7	109,316	46.8
	161,390	68.7	155,798	68.1	162,491	69.6
Total	$234,829	100.0%	$228,783	100.0%	$233,603	100.0%

2001 as Compared to 2000

Sales. Biopharmaceutical sales increased in 2001 by approximately $0.5 million or 1% from 2000 sales. Sales increases for WinRho SDF, which increased more than 35% from prior year levels, and Aloprim were offset by decreased sales of Nabi-HB. Sales of Nabi-HB in 2001 decreased approximately 20% from 2000 levels. Sales of WinRho SDF were limited in 2000 due to product supply issues from the manufacturer of this product in that year. Patient use survey data reports growth in patient use of our major products, Nabi-HB and WinRho SDF, in 2001 compared to 2000. During 2001, this increased patient use of Nabi-HB resulted in lower inventory levels of this product at our pharmaceutical wholesaler customers. In addition, we have sought to reduce wholesaler inventory levels of Nabi-HB in anticipation of the launch of this product manufactured at our Boca Raton, Florida biopharmaceutical manufacturing facility in the first quarter of 2002. Our Boca Raton, Florida biopharmaceutical manufacturing facility received U.S. Food and Drug Administration ("FDA") approval to manufacture Nabi-HB in October 2001. Sales of Autoplex T in 2001 and 2000 were limited by contractual product supply shortfalls from the manufacturer of that product.

Total antibody sales in 2001 increased by $5.6 million from 2000 levels driven by higher pricing for non-specific antibody products. These increased sales were achieved despite the sale of the majority of the antibody collection business in September 2001. Sales of specialty antibodies were approximately 19% lower in 2001 than in 2000 due primarily to the impact of the sale of the majority of the antibody business.

Gross profit margin after royalty expense. Gross profit and related margin after royalty expense for 2001 was $70.1 million, or 30% of sales, compared to $56.8 million or 25% of sales in 2000. The increase was due primarily to increased gross profit margin from antibody sales reflecting increased pricing for non-specific antibody products. Gross profit margin after royalty expense for the biopharmaceutical business was essentially even in each of 2001 and 2000. Gross margin from biopharmaceutical sales in 2001 reflects the operating costs of bringing the Boca Raton biopharmaceutical manufacturing facility on line following FDA licensure in October 2001. In its initial operation, the manufacturing capacity of the Boca Raton facility was not fully utilized and costs related to excess manufacturing capacity were expensed as cost of goods sold. In 2001, we recorded approximately $1.2 million of excess capacity costs. Gross profit margin in each of 2001 and 2000 also benefited from non-performance penalty payments of $6.1 million and $5.1 million, respectively, due to us as a result of contractual delivery shortfalls by the supplier of Autoplex T.

Royalty expense in 2001 was $12.1 million, or 16% of biopharmaceutical product sales, compared to $11.2 million, or 15% of biopharmaceutical sales in 2000. Increased royalty expense in 2001 primarily reflected increased sales of WinRho SDF in 2001 compared to 2000.

Selling, general and administrative expense. Selling, general and administrative expense was $40.5 million or 17% of sales in 2001, compared to $37.2 million or 16% of sales in 2000. The increase primarily reflects certain one time costs related to contractual severance

(continued)

payments, management consulting and legal expenses related to strategic initiatives and incentive compensation. Our sales and marketing expense relates primarily to the biopharmaceutical business and was not impacted by the sale of the majority of the antibody business in September 2001.

Research and development expense. Research and development expense was $15.3 million or 7% of sales in 2001, compared to $14.3 million or 6% of sales in 2000. The increase in research and development expense primarily reflects increased support of our Gram Positive program including a boosting trial of StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine) in approximately 70 end stage renal disease patients who received StaphVAX during the pivotal Phase III trial reported in 2000, increased spending for Civacir™ [Hepatitis C Immune Globulin (Human)] including manufacture of Civacir clinical material in our biopharmaceutical manufacturing facility in Boca Raton in preparation for human clinical trials and increased spending for Autoplex T as we continue to evaluate the steps needed to transfer the manufacture of this product from its current manufacturer to us. During 2001, other significant research and development programs included Nabi-HB, primarily related to additional studies, and NicVAX™ (Nicotine Conjugate Vaccine), as we filed patent applications outside the U.S. In 2001 and 2000, approximately 48% and 47%, respectively, of the total research and development expense were expended to support advancing our Gram Positive program, including StaphVAX and Altastaph™ [*Staphylococcus aureus* Immune Globulin (Human)].

Gain on disposition of assets. The gain on sale of assets reported in the third quarter of 2001 represents the excess of proceeds received from the sale of the majority of the antibody business assets compared to their carrying values as of September 6, 2001, the effective date of the transaction.

Non-recurring credit. During 2000, we reversed restructuring accruals totaling $3.9 million into income. This was reported as a non-recurring credit.

Interest income. Interest income for 2001 was $1.2 million compared to $33 thousand in 2000. Increased interest income reflects interest income from the net cash proceeds received from the sale of the majority of the antibody collection business in September 2001. After elimination of bank debt, we had approximately $131.0 million in cash and cash equivalents on hand at September 29, 2001.

Interest expense. Interest expense for 2001 was $2.1 million, compared to $3.6 million in 2000. The decrease in interest expense is attributable to the elimination of bank debt in September 2001 as a result of the sale of the majority of the antibody business and lower bank interest rates offset by the reduction in capitalized interest during 2001. Capitalized interest relating primarily to construction of our biopharmaceutical manufacturing facility in Boca Raton, Florida was $5.2 million for 2001 as compared to $5.8 million for 2000. We received licensure to manufacture Nabi-HB at our Boca Raton facility in October 2001 and ceased capitalization of interest and other costs at that time.

Other factors. The provision for income taxes was $11.4 million for 2001, compared to $87 thousand in 2000. The provision for income taxes in 2001 included changes in the estimated values of deferred tax assets and liabilities and the impact of stock option exercises during the year. The 10% effective tax rate for 2001 differs from the statutory rate due primarily to the reduction in the valuation allowance associated with utilization of net operating loss carryforwards.

Extraordinary item. During 2000, we exchanged an aggregate of 241,795 shares of our common stock for an aggregate of $2.0 million of our 6.5% Convertible Subordinated Notes due 2003. The subsequent extinguishment of the Notes resulted in an extraordinary gain of $0.3 million, net of taxes, that is included in the results for 2000.

2000 as Compared to 1999

Sales. Biopharmaceutical sales increased in 2000 by approximately $1.9 million or 3% from 1999. Sales of our biopharmaceutical product Nabi-HB increased 55% in 2000 over 1999 levels, while sales of WinRho SDF were down approximately 20%. Overall growth in biopharmaceutical sales was constrained by product supply issues limiting the supply of WinRho SDF. WinRho SDF and Nabi-HB were manufactured for us by Cangene Corporation ("Cangene") in 2000 and 1999. Cangene initiated the development of clinical lots of a new product at its manufacturing facility in Canada earlier in 2000. This new product involved changes in production materials that affected the release of WinRho SDF and Nabi-HB in the third quarter of 2000. As a result of this issue, the FDA required a regulatory submission for release for these products, as well as the agency's release of these products by lot. We were able to resume shipment of lots of Nabi-HB in September 2000 with FDA approval and resumed shipment of WinRho SDF in October 2000. Sales of Autoplex T were lower in 2000 compared to 1999 as a result of contractual delivery shortfalls by the supplier of that product.

Total antibody sales in 2000 decreased by 4% from 1999 levels. Sales of higher margin specialty antibody products increased 9%, reflecting higher sales for anti-CMV, tetanus and rabies antibodies, increased sales of diagnostic products and increased outside laboratory testing sales, partially offset by decreased sales of other specialty products, including anti-D and anti-HBs. Sales of non-specific antibody product decreased 11%, reflecting lower overall production volumes. Production of non-specific antibody products did increase in the third and fourth quarter of 2000 compared to the same periods in 1999. The overall decrease in sales of non-specific antibody products results from our strategic decision to exit unprofitable operations through the sale, transfer or closure of 11 antibody collection centers in the U.S. and Germany during 1999.

Gross profit margin after royalty expense. Gross profit and related margin after royalty expense for 2000 was $56.8 million, or 25% of

Management's Discussion and Analysis of Financial Condition and Results of Operations

sales, compared to $56.5 million or 24% of sales in 1999. The increase was due primarily to increased sales of higher margin Nabi-HB offset by lower margins from antibody product sales and the adverse effect of reduced sales of WinRho SDF. The lower antibody product margins reflect higher costs of production including higher donor fees and increased cost of regulatory compliance. Gross profit margin also benefited from a non-performance penalty due to us as a result of contractual delivery shortfalls by the supplier of Autoplex T.

Royalty expense in 2000 was $11.2 million, or 15% of biopharmaceutical product sales, compared to $13.7 million, or 19% of biopharmaceutical product sales in 1999. Royalty expense in 2000 included payments to Abbott Laboratories for Nabi-HB under an obligation that ended December 31, 2000. The decrease in royalty expense was primarily due to a reduction in the royalty rate and sales for WinRho SDF in 2000 compared to 1999 following our achieving profitability milestones contained in that agreement during 2000.

Selling, general and administrative expense. Selling, general and administrative expense was $37.2 million or 16% of sales in 2000, compared to $33.3 million or 14% of sales in 1999. The increase primarily reflects an increase in sales and marketing expenses for advertising and sales force expansion to support anticipated growth in the biopharmaceutical business in 2001. By the end of the second quarter of 2000, we had completed the expansion of our U.S.-based sales force, increasing the sales representatives from 30 to 40 and sales regions from three to four.

Research and development expense. Research and development expense was $14.3 million or 6% of sales in 2000, compared to $15.5 million or 7% of sales in 1999. The decrease in research and development expense reflects the completion of the pivotal Phase III clinical trial for StaphVAX during 2000.

Non-recurring credit. During 2000, we reversed restructuring accruals totaling $3.9 million into income. This was reported as a non-recurring credit. These accruals were originally recorded in the fourth quarter of 1998 to provide for future rent costs for facilities impacted by the planned reduction of pre-clinical activities at our research and development facility in Rockville, Maryland and the closure of an antibody collection center. The reversal was based on the positive results from the StaphVAX Phase III trial announced in September 2000 and Board approval of a plan to increase the level of research and development activities in the future at our Rockville, Maryland facility. This resulted in a non-recurring credit of $3.0 million in 2000. Also during 2000, we reviewed antibody collection center operations and amended our plan to close an antibody collection center initially planned for closure. Based on this 2000 decision, we reversed $0.9 million for accrued antibody collection center closure costs and accrued severance into income as a non-recurring credit. This antibody collection center was included in the centers sold in conjunction with the sale of the majority of the antibody collection business in September 2001.

Interest expense. Interest expense for 2000 was $3.6 million, compared to $4.3 million in 1999. The decrease in interest expense is attributable to lower average outstanding bank borrowings and higher amounts of capitalized interest during 2000. Capitalized interest relating primarily to construction of our biopharmaceutical manufacturing facility in Boca Raton, Florida was $5.8 million for 2000 as compared to $4.7 million for 1999. We received licensure to manufacture Nabi-HB at our Boca Raton facility in October 2001 and ceased capitalization of interest and other costs at that time.

Other factors. The provision for income taxes was $87 thousand for 2000, compared to $43 thousand in 1999. The 2% effective tax rate for 2000 differs from the statutory rate of 35% due primarily to the tax benefit associated with research and development tax credit adjustments and a reduction in the valuation allowance.

Extraordinary item. During 2000, we exchanged an aggregate of 241,795 shares of our common stock for an aggregate of $2.0 million of our 6.5% Convertible Subordinated Notes due 2003. The subsequent extinguishment of the Notes resulted in an extraordinary gain of $0.3 million, net of taxes, that is included in the results for 2000.

Liquidity and Capital Resources

As of December 29, 2001, cash and cash equivalents were $131.2 million and total debt which consisted of convertible debt totaled $78.5 million. Current assets exceeded current liabilities by $148.7 million as of December 29, 2001. Cash provided from operations in 2001 was $24.1 million as compared to $9.8 million in 2000.

In September 2001, we announced the completion of the sale of the majority of the operating assets of the antibody collection business for $153.0 million in cash. After paying professional fees, we received net cash of $152.2 million. This cash received from the sale is reported in cash from investing activities. These proceeds were used to eliminate bank debt and will be used to fund further development of our research and development product pipeline and grow our biopharmaceutical business.

At December 29, 2001, our credit agreement provided for a revolving credit facility of up to $45.0 million, subject to certain borrowing base restrictions, and a $5.0 million term loan. The credit agreement matures in September 2002. We had no borrowings under the revolving credit and term loan agreement at December 29, 2001 and availability under this credit facility was $25.6 million at December 29, 2001. The credit agreement is secured by substantially all of our assets, requires the maintenance of certain financial covenants and prohibits the payment of dividends.

At December 29, 2001 we had $78.5 million of 6.5% Convertible Subordinated Notes due February 1, 2003 ("Notes"). The Notes are convertible into common stock at a conversion price of $14 per share at any time and may be redeemed at our option without premium prior to February 1, 2003.

(continued)

In 2002, we plan to make capital expenditures of up to $20.0 million, including a $3.0 million capital commitment to Dow Biopharmaceutical Contract Manufacturing (formerly Collaborative BioAlliance) ("Dow") in connection with the transfer to Dow of the manufacturing process for StaphVAX. Except for the commitment to Dow, our planned capital expenditures may be canceled without material costs or penalties.

We believe that cash flow from operations and cash and cash equivalents on hand will be sufficient to meet our anticipated cash requirements for 2002.

Set forth below is a schedule of our current contractual obligations and commercial commitments for the specified fiscal years:

Contractual Obligations *(Dollars in Thousands)*	2002	2003	2004	2005	2006	After 2006	Total
Long-term debt	$ —	$78,500	$ —	$ —	$ —	$ —	$78,500
Operating leases	2,391	2,108	1,070	689	430	497	7,185
Dow commitment	2,987	—	—	—	—	—	2,987
Total	$5,378	$80,608	$1,070	$689	$430	$497	$88,672

Significant Accounting Policies

Property, plant and equipment and depreciation

We incurred $90.3 million to construct our biopharmaceutical manufacturing facility in Boca Raton, Florida and received approval to manufacture our own antibody-based therapy, Nabi-HB, at this facility from the FDA in October 2001. In constructing the facility for its intended use, we incurred approximately $26.8 million in direct costs of acquiring the building, building systems, manufacturing equipment and computer systems. We also incurred a total of $63.5 million of costs related to validation of the facility to operate in an FDA approved environment and capitalized interest. Costs related to validation and capitalized interest have been allocated to the building, building systems, manufacturing equipment and computer systems. Buildings and building systems are depreciated on a straight-line basis over 39 years and 20 years, respectively, the estimated useful lives of these assets. The specialized manufacturing equipment and computer systems are depreciated using the units-of-production method of depreciation. The units-of-production method of depreciation is based on management's estimate of production levels. Management believes the units-of-production method is appropriate for these specialized assets. Use of the units-of-production method of depreciation may result in significantly different financial results of operation than straight-line depreciation in periods of lower than average or higher than average production levels.

Intangible assets

In 2000, we entered into a contract manufacturing agreement with Dow to establish commercial manufacturing capability for StaphVAX. The manufacturing process for StaphVAX is being transferred to Dow from our pilot manufacturing plant in Rockville, Maryland. The contract manufacturing agreement requires us to make certain payments to Dow to prepare the Dow facility for the future manufacture of StaphVAX and to ensure that we have access to commercial vaccine manufacturing capacity. These payments are recorded as a Manufacturing Right and included in Intangible Assets. Amortization of the Manufacturing Right will commence when commercial manufacture of StaphVAX commences at Dow. As of December 29, 2001, the Manufacturing Right was $4.7 million.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," (SFAS No. 141) and No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142). SFAS No. 141 eliminated the pooling of interest method of accounting for business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangibles acquired prior to July 1, 2001, companies are required to adopt SFAS No. 142 in their fiscal year beginning after December 15, 2001. In conjunction with the sale of the majority of our antibody business, disclosed in Note 10, we disposed of all goodwill reflected on our balance sheet.

Cautionary Factors That May Affect Future Results

This Annual Report contains forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements do not relate strictly to historical or current facts and may be identified by the use of words like "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning. These statements may address, among other things, Nabi Biopharmaceuticals' strategy for growth, product development, regulatory approval, market position, expenditures and financial results.

Forward-looking statements are based on current expectations of future events. Nabi Biopharmaceuticals cannot guarantee that any

Management's Discussion and Analysis of Financial Condition and Results of Operations

forward-looking statement will be accurate, although Nabi Biopharmaceuticals believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from our projections. Nabi Biopharmaceuticals assumes no obligation to update any forward-looking statements as a result of future events or developments.

In Item 1 of Nabi Biopharmaceuticals' Annual Report on Form 10-K for the year ended December 29, 2001, which will be filed in March 2002, Nabi Biopharmaceuticals discusses in more detail various important factors that could cause actual results to differ from expected or historic results. Nabi Biopharmaceuticals notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K for the year ended December 29, 2001, reference should be made to Item 1 of Nabi Biopharmaceuticals' Annual Report on Form 10-K for the year ended December 30, 2000. Investors should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Report of Independent Certified Public Accountants

To the Board of Directors
and Stockholders of Nabi Biopharmaceuticals

We have audited the accompanying consolidated balance sheets of Nabi Biopharmaceuticals (f/k/a "Nabi") as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nabi Biopharmaceuticals as of December 29, 2001 and December 30, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Miami, Florida
February 6, 2002,
except for Note 21 as to which the date is March 15, 2002

Consolidated Balance Sheets

(Amounts in Thousands, Except per Share Data)	Dec. 29, 2001	Dec. 30, 2000
Assets		
Current assets:		
Cash and cash equivalents	$131,192	$ 1,554
Trade accounts receivable, net	36,039	38,315
Inventories, net	18,138	32,602
Prepaid expenses and other current assets	7,694	5,405
Total current assets	193,063	77,876
Property and equipment, net	107,866	120,188
Other assets:		
Goodwill	—	12,509
Intangible assets, net	6,859	7,091
Other, net	2,521	6,823
Total assets	$310,309	$224,487
Liabilities and stockholders' equity		
Current liabilities:		
Trade accounts payable	$ 20,654	$ 15,923
Accrued expenses	23,759	21,359
Notes payable	—	1,000
Total current liabilities	44,413	38,282
Notes payable	78,500	108,535
Other liabilities	190	276
Total liabilities	123,103	147,093
Stockholders' equity:		
Convertible preferred stock, par value $.10 per share: 5,000 shares authorized; no shares outstanding	—	—
Common stock, par value $.10 per share: 75,000 shares authorized; 38,445 and 37,833 shares issued, respectively	3,845	3,783
Capital in excess of par value	158,687	152,642
Treasury stock, 174 shares at cost	(977)	—
Retained earnings (deficit)	25,651	(79,031)
Total stockholders' equity	187,206	77,394
Total liabilities and stockholders' equity	$310,309	$224,487

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations

(Amounts in Thousands, Except per Share Data)	For the Twelve Months Ended Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999
Sales	$ 234,829	$228,783	$233,603
Costs and expenses:			
Costs of products sold	152,613	160,766	163,407
Royalty expense	12,093	11,175	13,739
Selling, general and administrative expense	40,501	37,168	33,282
Research and development expense	15,330	14,266	15,469
Other operating expenses, principally freight and amortization	1,500	1,827	1,905
Gain on disposition of assets	(104,219)	—	—
Other non-recurring items	—	(3,875)	(1,935)
Operating income	117,011	7,456	7,736
Interest income	1,204	33	74
Interest expense	(2,128)	(3,581)	(4,313)
Other (expenses) income, net	(28)	198	(110)
Income before provision for income taxes and extraordinary item	116,059	4,106	3,387
Provision for income taxes	(11,377)	(87)	(43)
Income before extraordinary item	104,682	4,019	3,344
Extraordinary item	—	340	—
Net income	$ 104,682	$ 4,359	$ 3,344
Basic earnings per share:			
Income before extraordinary item	$ 2.76	$ 0.11	$ 0.10
Extraordinary item	—	0.01	—
Net income	$ 2.76	$ 0.12	$ 0.10
Diluted earnings per share:			
Income before extraordinary item	$ 2.36	$ 0.11	$ 0.09
Extraordinary item	—	0.01	—
Net income	$ 2.36	$ 0.12	$ 0.09
Basic weighted average shares outstanding	37,980	36,604	34,934
Diluted weighted average shares outstanding	44,872	37,739	35,841

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

(In Thousands)	Common Stock Shares	Common Stock Amount	Common Stock Warrants Shares	Common Stock Warrants Amount	Capital in Excess of Par Value	Treasury Stock	Retained Earnings (Deficit)	Accumulated other Comprehensive Income (Loss)	Stockholders' Equity
Balance at December 31, 1998	34,903	$3,490	100	$ —	$137,911	$ —	$(86,734)	$(478)	$ 54,189
Stock options exercised	42	4	—	—	85	—	—	—	89
Tax benefit from stock options exercised	—	—	—	—	32	—	—	—	32
Comprehensive income:									
Net income for the year	—	—	—	—	—	—	3,344	—	3,344
Foreign currency translation adjustments	—	—	—	—	—	—	—	478	478
Total comprehensive income									3,822
Other	16	2	—	—	43	—	—	—	45
Balance at December 31, 1999	34,961	3,496	100	—	138,071	—	(83,390)	—	58,177
Stock options exercised	875	88	—	—	3,519	—	—	—	3,607
Common Stock	1,667	167	133	—	9,085	—	—	—	9,252
Net income for the year	—	—	—	—	—	—	4,359	—	4,359
Stock issued upon conversion of convertible subordinated notes	242	25	—	—	1,641	—	—	—	1,666
Stock issued under Employee Stock Purchase Plan	77	7	—	—	303	—	—	—	310
Other	11	—	—	—	23	—	—	—	23
Balance at December 30, 2000	37,833	3,783	233	—	152,642	—	(79,031)	—	77,394
Stock options exercised	475	48	—	—	1,808	—	—	—	1,856
Compensation expense related to modified stock options	—	—	—	—	1,756	—	—	—	1,756
Tax benefit from stock options exercised	—	—	—	—	1,871	—	—	—	1,871
Net income for the year	—	—	—	—	—	—	104,682	—	104,682
Stock issued under Employee Stock Purchase Plan	130	13	—	—	573	—	—	—	586
Purchase of treasury stock at cost	—	—	—	—	—	(977)	—	—	(977)
Other	7	1	—	—	37	—	—	—	38
Balance at December 29, 2001	38,445	$3,845	233	$ —	$158,687	$(977)	$ 25,651	$ —	$187,206

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(Dollars in Thousands)	For the Twelve Months Ended Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999
Cash flow from operating activities:			
Net income	$ 104,682	$ 4,359	$ 3,344
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,491	9,838	10,128
Provision for doubtful accounts	627	380	(136)
Provision for slow moving or obsolete inventory	3,514	2,625	2,235
Non-cash compensation	1,153	—	—
Deferred income taxes	4,258	—	—
Gain on sale of assets	(104,219)	—	—
Other	117	132	116
Non-recurring item	—	(3,875)	(1,935)
Extraordinary item	—	(340)	—
Changes in assets and liabilities:			
Decrease (increase) in trade accounts receivable	1,648	(4,676)	6,146
(Increase) decrease in inventories	(3,318)	706	35
(Increase) decrease in prepaid expenses and other assets	(2,519)	2,745	(1,297)
Increase in other assets	27	(177)	(43)
Increase (decrease) in accounts payable and accrued liabilities	6,719	(1,906)	4,671
Increase in income taxes payable	1,871	—	—
Total adjustments	(80,631)	5,452	19,920
Net cash provided by operating activities	24,051	9,811	23,264
Cash flow from investing activities:			
Proceeds from sale of assets, net of closing costs	152,182	—	2,518
Capital expenditures	(13,052)	(18,983)	(21,036)
Expenditures for other assets	(3,387)	(1,809)	—
Net cash provided (used) by investing activities	135,743	(20,792)	(18,518)
Cash flow from financing activities:			
Repayments under line of credit, net	(26,702)	(759)	(5,002)
Repayments of term debt	(4,333)	(667)	—
Other debt repayments	—	(37)	(43)
Purchase of treasury stock	(977)	—	—
Proceeds from exercise of employee stock options	1,856	3,940	89
Issuance of common stock, net	—	9,252	—
Net cash (used) provided by financing activities	(30,156)	11,729	(4,956)
Net increase (decrease) in cash and cash equivalents	$ 129,638	$ 748	$ (210)
Cash and cash equivalents at beginning of period	1,554	806	1,016
Cash and cash equivalents at end of period	$ 131,192	$ 1,554	$ 806
Supplemental cash flow information:			
Interest paid, net of capitalized interest	$ 2,042	$ 2,966	$ 3,576
Income taxes paid (refunded)	$ 4,386	$ (38)	$ (103)
Non-cash extinguishment of convertible subordinated Debentures in exchange for common stock	$ —	$ 2,000	$ —

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

Note 1–Business and Organization

Nabi Biopharmaceuticals (formerly known as "Nabi") is a vertically integrated biopharmaceutical company committed to unlocking the power of the human immune system to help people with serious, unmet medical needs. We have a broad product portfolio and significant research capabilities focused on the development and commercialization of drugs that prevent and treat infectious, autoimmune and addictive diseases. We have four marketed biopharmaceutical products, Nabi-HB™ [Hepatitis B Immune Globulin (Human)] for the prevention of hepatitis B infections, WinRho SDF® [Rh_o (D) Immune Globulin Intravenous (Human)] for the treatment of acute, chronic and HIV-related immune thrombocytopenia purpura, Autoplex® T [Anti-Inhibitor Coagulant Complex, Heat Treated] and Aloprim™ [(Allopurinol sodium) for injection], and a vigorous clinical trials program. We have a state of the art fractionation plant for our own manufacturing of biopharmaceutical products and for contract manufacturing. Further, we also collect specialty and non-specific antibodies for use in our products as well as to supply pharmaceutical and diagnostic customers for the subsequent production of their products.

Note 2–Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of Nabi Biopharmaceuticals and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Basis of presentation: Certain items in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the current year's presentation.

Revenue recognition: Revenue from product sales is recognized when products are shipped and title and risk of loss are transferred to the customer. Cash collections in excess of amounts earned on billings are recorded as deferred revenue and recognized as services are rendered or products are shipped.

Research and development expense: Research and development costs are expensed as incurred. Amounts payable to third parties under collaborative product development agreements are recorded at the earlier of the milestone achievement or as payments become contractually due. Funding from third party grants are applied directly to related expenses.

Advertising expenses: We account for advertising costs under guidance set forth in Statement of Position 93-7, "Reporting on Advertising Costs" with advertising costs expensed as incurred. Advertising expenses for the years ended December 29, 2001, December 30, 2000 and December 31, 1999 amounted to $3.4 million, $5.0 million and $3.4 million, respectively.

Earnings per share: Basic earnings per share are computed by dividing consolidated net earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing consolidated net earnings by the weighted average number of common shares outstanding, and the impact of all potential dilutive common shares, primarily stock options and convertible subordinated notes. The dilutive impact of stock options is determined by applying the treasury stock method and the dilutive impact of the convertible subordinated notes is determined by applying the "if converted" method.

Financial instruments: The carrying amounts of financial instruments including cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt approximated fair value as of December 29, 2001 and December 30, 2000, because of the relatively short maturity of these instruments. Information regarding long-term debt is included in Note 8.

Cash equivalents consist of money market funds and auction rate securities with maturities of three months or less placed with major financial institutions.

We sell a significant portion of our products through third-party resellers and major pharmaceutical companies and, as a result, maintain individually significant receivable balances with major customers. If the financial condition or operations of these customers were to deteriorate, our results could be adversely affected. Credit terms to these customers generally range from 30 to 60 days. We evaluate and monitor the credit worthiness of each customer on a case-by-case basis. Allowances are maintained for potential credit losses.

Inventories: Inventories are stated at the lower of cost or market with cost determined on the first-in first-out ("FIFO") method.

Property, plant and equipment: Property, plant and equipment are carried at cost. Depreciation is generally recognized on the straight-line method over the estimated useful lives of the assets.

Depreciation for certain specialized production equipment in our Boca Raton, Florida biopharmaceutical manufacturing facility is calculated over their remaining useful lives using the units-of-production method. We evaluate the remaining lives and recoverability of this equipment periodically based on the appropriate facts and circumstances.

Depreciable lives of property and equipment are as follows:

Asset	Life
Buildings	35–39 Years
Building systems	20 Years
Furniture and fixtures	5–8 Years
Information systems	3–7 Years
Machinery and equipment	3–8 Years
Leasehold improvements	Lesser of lease term or economic life

Notes to Consolidated Financial Statements

Goodwill: Goodwill represents the excess of cost over the fair value of identifiable assets acquired in business acquisitions.

Intangible assets: Intangible assets represent the fair values of certain assets acquired in product acquisitions including trademarks and trademark registrations and the cost of the right to use manufacturing capacity at our contract manufacturer in future periods. These costs are amortized ratably from the date placed into service over periods ranging from 3 to 25 years and are evaluated at least annually.

Impairment of long-lived assets: Pursuant to the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable or at least annually. If this review reveals indications of impairment, as generally determined based on estimated undiscounted cash flows, the carrying amount of the related long-lived assets are adjusted to fair value.

Stock-based compensation: We account for our stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Note 9 contains a summary of the pro forma effects to reported net income and earnings per share for 2001, 2000 and 1999 as if we had elected to recognize compensation expense based on the fair market value of the options granted at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation."

New accounting pronouncements: In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," (SFAS No. 141) and No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142). SFAS No. 141 eliminated the pooling of interest method of accounting for business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangibles acquired prior to July 1, 2001, companies are required to adopt SFAS No. 142 in their fiscal year beginning after December 15, 2001. In conjunction with the sale of the majority of our antibody business, disclosed in Note 10, we disposed of all of goodwill reflected on our balance sheet.

Note 3–Trade Accounts Receivable

Trade accounts receivable are comprised of the following:

Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000
Trade accounts receivable	$37,001	$38,732
Allowance for doubtful accounts	(962)	(417)
Total	$36,039	$38,315

Note 4–Inventories

The components of inventories are as follows:

Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000
Finished goods	$13,919	$28,852
Work in process	3,265	1,055
Raw materials	954	2,695
Total	$18,138	$32,602

Note 5–Property, Plant and Equipment

Property, plant and equipment and related allowances for depreciation and amortization are summarized below:

Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000
Information systems	$ 21,968	$ 32,392
Leasehold improvements	6,625	17,155
Machinery and equipment	47,425	9,845
Land and buildings	47,572	8,628
Building systems	5,639	—
Furniture and fixtures	3,078	4,360
Construction in progress	480	83,249
Total property, plant and equipment	132,787	155,629
Less accumulated depreciation and amortization	(24,921)	(35,441)
Total	$107,866	$120,188

We received U.S. Food and Drug Administration ("FDA") licensure to manufacture Nabi-HB at our biopharmaceutical manufacturing facility in Boca Raton, Florida in October 2001. Capitalization of interest and other costs ceased at that time and the facility was placed into service. Total costs of construction of the Boca Raton facility, including the building, building systems, plant equipment and information systems were approximately $90.3 million. Validation costs and capitalized interest related directly to preparing the facility for its intended use totaled $63.5 million. Interest capitalized in association with the manufacturing facility and systems development projects amounted to $5.2 million, $5.8 million and $4.7 million during 2001, 2000 and 1999, respectively.

(continued)

Depreciation and amortization expense during 2001, 2000 and 1999 includes depreciation and amortization of property, plant and equipment of $7.8 million for all three years.

Note 6–Other Assets

Other assets consist of the following:

Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000
Goodwill	$ —	$18,452
Less accumulated amortization	—	(5,943)
Total	$ —	$12,509
Intangible assets	$ 4,853	$11,526
Manufacturing right	4,721	1,484
Less accumulated amortization	(2,715)	(5,919)
Total	$ 6,859	$ 7,091
Other, primarily deferred tax assets and deferred loan costs	$ 6,667	$10,263
Less accumulated amortization	(4,146)	(3,440)
Total	$ 2,521	$ 6,823

Note 7–Accrued Expenses

Accrued expenses consist of the following:

Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000
Accrued royalties and product costs	$ 8,558	$ 9,892
Employee compensation and benefits	6,829	7,346
Accrued contract settlement	3,191	—
Accrued interest	2,165	2,448
Accrued taxes	1,287	805
Accrued research and development	406	—
Other	1,323	868
Total	$23,759	$21,359

Note 8–Notes Payable

Notes payable consist of the following:

Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000
Bank indebtedness:		
Revolving credit facility	$ —	$ 26,702
Term loan	—	4,333
	—	31,035
6.5% Convertible Subordinated Notes	78,500	78,500
Other	—	—
Total notes payable	78,500	109,535
Current maturities	—	(1,000)
Notes payable, long-term	$78,500	$108,535

At December 29, 2001, the annual maturity of debt is $78.5 million in 2003.

There is no short-term indebtedness outstanding at December 29, 2001. Short-term indebtedness at December 30, 2000 had a weighted average interest rate of approximately 6.55%.

At December 29, 2001, our credit agreement provided for a revolving credit facility of up to $45.0 million subject to certain borrowing base restrictions, and a $5.0 million term loan. The credit agreement matures in September 2002. There were no borrowings under the revolving credit and term loan agreement at December 29, 2001 as compared to $31.0 million at December 30, 2000, and availability was approximately $25.6 million at December 29, 2001. This credit agreement bears interest at the bank's prime rate plus 1%, is secured by substantially all assets, including a mortgage on the biopharmaceutical manufacturing facility, and contains covenants prohibiting dividend payments and requiring the maintenance of certain financial covenants. At December 29, 2001, we had outstanding letters of credit for approximately $0.5 million that reduce our availability under the revolving credit facility.

During 1996, we issued $80.5 million of 6.5% Convertible Subordinated Notes due February 1, 2003 ("Notes") in a private placement. The Notes are convertible into common stock at a conversion price of $14 per share at any time and may be redeemed at our option without premium. A total of 5,750,000 shares of common stock have been registered and reserved for issuance upon conversion of the Notes. During June 2000, we exchanged an aggregate of 241,795 shares of our common stock for $2.0 million of the Notes, resulting in an extraordinary gain of $0.3 million, net of tax, which is included in the results for the year ended December 30, 2000. At December 29, 2001, the fair value of our Notes was approximately $76.2 million as compared to $54.5 million at December 30, 2000. The fair value was estimated using an independently quoted market price.

Note 9–Stockholders' Equity

Sale of common stock

In July 2000, we completed a private placement of 1,666,667 shares of common stock to a group of institutional investors and realized net proceeds of approximately $9.3 million. Proceeds from the private placement were used to reduce borrowings and increase availability under our existing bank line of credit. The shares of common stock and a warrant to the placement agent were issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Regulation D. All of the purchasers represented that they were acquiring the securities for investment purposes and were furnished with all requisite information. The offering did not involve any general advertising or solicitation.

Notes to Consolidated Financial Statements

Warrants

In July 2000, we issued a warrant to purchase 133,333 shares of common stock to the placement agent in connection with the private placement of $9.3 million, net of issuance costs. The warrant has an exercise price of $7.50 and expires in July 2005. The estimated fair value of the warrant at the date of grant was $0.9 million. This fair value was calculated using the Black-Scholes model with the following assumptions: expected term of five years, expected volatility of 104% and expected risk-free interest rate of 6%.

Treasury stock

In September 2001, our Board of Directors approved the repurchase of up to $5.0 million of our common stock in the open market or in privately negotiated transactions. Repurchases will allow us to have treasury stock available to support our stock option and employee stock purchase programs. During 2001, we acquired 174,400 shares of Nabi Biopharmaceuticals stock for approximately $1.0 million under this program and have accounted for the acquired stock as treasury stock.

Stock options

We maintain four stock option plans for our employees. Under these plans, we have granted options to certain employees entitling them to purchase shares of common stock within ten years. The options vest over periods ranging from zero to four years from the date of grant and have been granted at exercise prices equal to the fair market value of the underlying common stock on the date of grant.

Related to the sale of the operating assets of a majority of our antibody collection business and our testing laboratory in September 2001, the Board of Directors approved the extension of the exercise period after termination of employment from 90 days to four years for vested options held by employees whose positions were terminated by us in the transaction. As a result of this modification, we recognized a compensation expense against the gain on the sale of $1.2 million reflecting the difference between the fair market value on the date of modification and the exercise price of the vested options.

We also maintain a Stock Option Plan for Non-Employee Directors, under which we have granted options to certain directors entitling them to purchase shares of common stock within five years, vesting six months after the date of grant at an exercise price equal to the fair market value of the underlying common stock at the date of grant.

At December 29, 2001, there were options outstanding under all of our stock plans to acquire 7.4 million shares of our common stock of which 4.1 million are exercisable. Additionally, 1.5 million shares of common stock are reserved for future grants under the plans.

Stock options granted and outstanding under these plans as of December 29, 2001 are presented below:

	Options (In Thousands)	Exercise Price per Share	Weighted Average Exercise Price
Balance at December 31, 1998	4,991	$ .19–$13.75	$ 7.05
Granted	1,999	2.69– 5.94	2.86
Exercised or canceled	(754)	.19– 13.75	6.35
Balance at December 31, 1999	6,236	.19– 13.75	5.77
Granted	2,303	3.25– 11.00	6.91
Exercised or canceled	(1,499)	.19– 13.75	5.59
Balance at December 30, 2000	7,040	.19– 13.75	6.18
Granted	1,952	4.50– 9.99	5.06
Exercised or canceled	(1,600)	.19– 13.75	5.68
Balance at December 29, 2001	7,392	$ .19–$13.75	$ 5.99

	Outstanding			Exercisable	
Exercise Price Range	Options (In Thousands)	Average Years Remaining	Average Exercise Price	Options (In Thousands)	Average Exercise Price
$ .19–$ 4.25	2,321	6.1	$ 3.02	1,565	$ 3.05
$ 4.44–$ 7.97	4,007	7.6	6.12	1,537	6.65
$ 8.00–$11.125	616	5.2	10.76	568	10.90
$12.97–$13.75	448	4.0	$13.73	449	$13.73
Total	7,392			4,119	

(continued)

The following information reflects our pro forma income and loss information as if compensation expense associated with our stock plans had been recorded under the provisions of SFAS 123. Pro forma compensation expense has been determined based upon the estimated fair market value of the options at the date of grant.

Dollars in Thousands Except Per Share Data	2001	2000	1999
Net income (loss)	$98,552	$(675)	$(1,744)
Basic earnings (loss) per share	$ 2.59	$(0.02)	$ (0.05)
Diluted earnings (loss) per share	$ 2.22	$(0.02)	$ (0.05)

The estimated fair value of each option grant is determined using the Black-Scholes option-pricing model with the following ranges of assumptions: expected term of two to five years; expected volatility of 57-99%; and expected risk-free interest rates of 4-7%. The weighted average estimated fair value of options granted during 2001, 2000 and 1999 was $3.58, $4.95 and $1.90, respectively.

Employee stock purchase plan

In May 2000, the stockholders approved the 2000 Employee Stock Purchase Plan ("ESPP"). The terms of the ESPP allow for qualified employees (as defined) to participate in the purchase of up to 500,000 shares of our common stock at a price equal to 85% of the lower of the closing price at the beginning or end of each semi-annual stock purchase period. We issued 130,001 and 76,973 shares of common stock during 2001 and 2000, respectively, pursuant to this plan at an average price per common share of $4.51 and $4.04.

Shareholders rights plan

Effective July 1997, our Board of Directors adopted a shareholders rights plan under which a dividend of one preferred share purchase right (the "Right") was distributed for each outstanding share of common stock. Each Right entitles the holder to purchase one one-hundredth of a share of Series One Preferred Stock at a price of $70, subject to adjustment. The Rights expire in August 2007, and are exercisable only if an individual or group has acquired or obtained the right to acquire, or has announced a tender or exchange offer that if consummated would result in such individual or group acquiring beneficial ownership of 15% or more of the common stock. Such percentage may be lowered at the Board's discretion. If the Rights become exercisable, the holder may be entitled to receive upon exercise shares of our common stock having a market value of two times the exercise price of the Rights, or the number of shares of the acquiring company which have a market value of two times the exercise price of the Rights. The Rights separate from the common stock if they become exercisable. We are entitled to redeem the Rights in whole for $0.01 per Right under certain circumstances.

Shares of common stock

As of December 29, 2001, 9,322,981 shares of common stock in the aggregate were reserved for issuance related to stock options, warrants and employee benefit plans and 5,607,143 shares were reserved for issuance related to convertible debt.

Note 10–Sale of Assets

On September 6, 2001, we sold the operating assets of a majority of our antibody collection business and our testing laboratory for $153.0 million in cash. The assets sold were certain real estate, leasehold interests, fixtures, furniture, tools, machinery and equipment, other fixed assets, antibody inventories and related supplies, contracts, agreements, arrangements and/or commitments, licenses and permits, business and financial records, intellectual property and goodwill related to the operation of the 47 antibody collection centers and our testing laboratory included in the transaction.

The following is a summary of the components of the gain on the sale of assets:

Dollars in Thousands	
Gross proceeds from sale	$152,997
Net investment in transferred operations:	
Fixed assets	(17,423)
Goodwill/intangibles	(15,024)
Inventory	(13,291)
Other working capital adjustments	2,709
Transaction costs	(5,749)
Gain on sale of assets before tax	$104,219

Transaction costs include $2.4 million of cash closing costs.

We were advised in the transaction by an investment bank, the president of which is a member of our Board of Directors. The investment bank's services were utilized due to its specific experience in our industry. We believe the professional fees paid of $1.5 million were commensurate with market rates for such services in this type of transaction.

Note 11–Non-Recurring Charges

During 1998, we recorded a non-recurring charge that included $13.2 million related to a strategic plan to sell or close certain antibody collection centers and actions to reduce pre-clinical product development activities at our Rockville, Maryland facility. During 1999, we reduced staff levels at our Rockville facility, closed or sold seven U.S. antibody collection centers out of the eight centers specified in the original plan, and transferred our four German antibody collection centers and related operations to a third party.

Based on the positive results from the StaphVAX Phase III trial announced in September 2000 and the approval of a plan in 2000 to increase the level of research and development activities in the future

Notes to Consolidated Financial Statements

at our Rockville, Maryland facility, we reversed $3.0 million of the remaining non-recurring charge accrual into income. This was reported as a non-recurring credit in our income statement.

The balance of the restructuring accrual, after reversal of the $3.0 million previously described, was comprised of anticipated shut-down and severance costs related to the closure of an antibody collection center scheduled for closure in the original plan. However, the center continued in operation and was later sold in the transaction described above in Note 10. In the third quarter of 2000, we determined that operations would continue at this center for the foreseeable future. Based on this change to the original operating plan, the remaining accrual of $0.9 million was reversed into income during the third quarter of 2000 and reported as a non-recurring credit. This antibody collection center was included in the centers sold as part of the sale of the majority of the antibody collection business in September 2001. Refer to Note 10.

A summary of our restructuring activity for the years ended December 30, 2000 and December 31, 1999 is presented below:

Dollars in Thousands	
Balance at December 31, 1998	$13,214
Activity during 1999:	
Non-recurring credit	(1,935)
Termination benefit payments	(957)
Non-cancelable lease obligation payments and other cash outflows	(467)
Non-cash write down of fixed and intangible assets	(5,018)
Non-cash write down related to German operations transfer	(754)
Balance at December 31, 1999	4,083
Activity during 2000:	
Termination benefit payments	(208)
Non-recurring credit	(3,875)
Balance at December 30, 2000	$ —

Note 12–Income Taxes

Income before income taxes was taxed under the following jurisdictions:

	For the Years Ended		
Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999
Domestic	$116,059	$4,106	$ 933
Foreign	—	—	2,454
Total	$116,059	$4,106	$3,387

The provision for income taxes consists of the following:

	For the Years Ended		
Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999
Current:			
Federal	$ (4,119)	$ —	$ —
State	(3,000)	(43)	(47)
Subtotal	$ (7,119)	$(43)	$(47)
Deferred:			
Federal	$ (4,169)	$ —	$ —
State	(89)	—	—
Subtotal	$ (4,258)	$ —	$ —
Total	$(11,377)	$(43)	$(47)

Deferred tax assets (liabilities) are comprised of the following:

Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000
Deferred tax assets:		
Net operating loss carryforwards	$ 1,040	$ 22,990
Capitalized research and development	3,473	4,859
Research tax credit	4,296	4,329
Inventory reserve and capitalization	2,174	1,575
Amortization	2,178	2,511
Bad debt reserve	350	155
Depreciation	709	1,041
Alternative minimum tax credit	3,148	900
Deferred income	1,119	39
Other	1,556	2,548
	20,043	40,947
Valuation allowance	—	(34,307)
Deferred tax assets	20,043	6,640
Deferred tax liabilities:		
Depreciation	(17,141)	(922)
Other	(1,442)	—
Deferred tax liabilities	(18,583)	(922)
Net deferred tax assets	$ 1,460	$ 5,718

(continued)

During the year ended December 29, 2001, we recognized tax benefits related to the exercise of employee stock options in the amount of $1.9 million. This benefit was recorded to capital in excess of par value.

In November 1995, Univax, a publicly traded biopharmaceutical company, was merged with and into Nabi Biopharmaceuticals. The merger qualified as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. Univax's pre-merger deferred tax assets are available to offset our future taxable income, subject to certain annual and change of control limitations. The Univax pre-merger deferred tax assets primarily include net operating loss carryforwards, capitalized research and development expense and research tax credit carryforwards.

We have research tax credit carryforwards of $4.3 million that expire in varying amounts through 2020. We have alternate minimum tax credit carryforwards of $3.1 million that are available to offset future regular tax liabilities; and do not expire. We also have net operating loss carryforwards of approximately $2.9 million that expire at various dates beginning in 2010.

The ultimate realization of the remaining deferred tax assets is largely dependent on our ability to generate sufficient future taxable income. The change in the valuation allowance during 2001 and 2000 was $34.3 million and $0.6 million, respectively.

The significant elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

	For the Years Ended		
	Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.8	1.4	0.8
Goodwill and other amortization	2.6	7.1	4.6
Transfer of German operations	—	—	(37.7)
Merger transaction cost	—	(1.1)	(1.1)
Decrease in valuation allowance	(30.2)	(14.1)	(4.7)
Tax credits	(0.4)	(25.2)	—
Other	—	(1.0)	4.4
Total	9.8%	2.1%	1.3%

Note 13–Earnings Per Share

The following is a reconciliation between basic and diluted earnings per share for income before extraordinary item for the years ended December 29, 2001, December 30, 2000 and December 31, 1999:

		Effect of Dilutive Securities:		
Amounts in Thousands Except Per Share Data	Basic EPS	Stock options and other dilutive Securities	Convertible notes	Diluted EPS
2001				
Income Before Extraordinary Item	$104,682	—	1,176	$105,858
Shares	37,980	1,285	5,607	44,872
Per-Share Amount	$ 2.76	—	0.21	$ 2.36
2000				
Income Before Extraordinary Item	$ 4,019	—	—	$ 4,019
Shares	36,604	1,135	—	37,739
Per-Share Amount	$ 0.11	—	—	$ 0.11
1999				
Income Before Extraordinary Item	$ 3,344	—	—	$ 3,344
Shares	34,934	907	—	35,841
Per-Share Amount	$ 0.10	—	—	$ 0.09

Note 14–Employee Benefit Plans

We have two defined contribution plans. The plans permit employees to contribute up to 15% of pre-tax annual compensation with a discretionary match by the company equal to 50% of each participant's contribution, up to an amount equal to 2% of the participant's earnings. Effective December 31, 2001, our two defined contribution plans were merged into a single contribution plan and the discretionary company match was increased up to 4% of the participant's earnings commencing in 2002. Our matching contributions to the plans were approximately $0.4 million in 2001 and $0.5 million in each of the years 2000 and 1999.

Notes to Consolidated Financial Statements

Note 15–Leases

We conduct certain of our operations under operating lease agreements. The majority of the related lease agreements contain renewal options which enable us to renew the leases for periods of two to ten years at the then fair rental value at the end of the initial lease term.

Rent expense was approximately $6.6 million, $7.2 million and $6.1 million for the years ended December 29, 2001, December 30, 2000 and December 31, 1999, respectively.

As of December 29, 2001, the aggregate future minimum lease payments under all non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

Year Ending	Dollars in Thousands
2002	$2,391
2003	2,108
2004	1,070
2005	689
2006	430
Thereafter	497
Total minimum lease commitments	$7,185

Note 16–Related Party Transactions

At December 29, 2001, notes receivable from corporate officers aggregated $162 thousand, which bear interest at the applicable federal rates and mature on December 31, 2002. Notes receivable from corporate officers are expected to be paid in full by the end of February 2002. At December 30, 2000, notes receivable from corporate officers aggregated $337 thousand at an interest rate equal to prime. Repayment is expected in the first quarter of 2002.

In 2001, we engaged an investment bank, the president of which is a member of our Board of Directors, to provide certain services to us in connection with our review and implementation of a corporate expansion strategy. This engagement, which may be terminated by either party upon thirty days' notice, provides for a quarterly retainer of $150,000 and additional fees under certain circumstances. During 2001, we paid this investment bank the sum of $100,000 under this engagement. We believe the terms of the engagement are no less favorable to us than would have been obtained from an unrelated party. This investment bank also advised us and received a fee in connection with the sale of the majority of the antibody business. Refer to Note 10.

Note 17–Strategic Alliances, Licenses and Royalty Agreements

Effective April 1999, we entered into a manufacturing agreement with Cangene for the manufacture of Nabi-HB that superseded an agreement entered into in 1997. The manufacturing agreement requires us to purchase a specified minimum amount which we met before the end of 2001. In addition, Cangene has exclusive marketing rights for Nabi-HB in Canada provided it meets specified sales goals. We will share in the profits from sales of Nabi-HB in Canada. The agreements terminate in March 2002. The term of the Canadian marketing agreement with Cangene for Nabi-HB is co-extensive with the term of the manufacturing agreement for Nabi-HB.

In 1997, we acquired from Baxter Healthcare Corporation ("Baxter") the exclusive rights to Autoplex T in the U.S., Canada and Mexico. In connection with the acquisition, Baxter agreed to manufacture Autoplex T until May 2000 or such later time as may be determined under the terms of a consent order entered into between Baxter and the Federal Trade Commission ("FTC"), but in any event four months after we receive approval from the FDA to manufacture Autoplex T. At the discretion of the FTC, the period Baxter manufactures Autoplex T can be extended for up to four twelve-month intervals. The FTC approved the second twelve-month extension beginning in May 2001. The FTC could require us to return our rights to Autoplex T to Baxter if we do not obtain FDA approval to manufacture the product by May 2002 or by a later date agreed to by the FTC. We anticipate that the period Baxter manufactures Autoplex T under the terms of the consent order from the FTC will be extended for the twelve-month period through May 2003. If the rights revert to Baxter and Baxter later sells these rights, Nabi Biopharmaceuticals and Baxter will share equally the proceeds of any such sale, and under certain circumstances Baxter will be required to make a specified payment to us. Upon FDA licensure to manufacture the product, we are obligated to pay $1.0 million to Baxter, subject to recovery of fifty percent (50%) of expenditures incurred to license the product in excess of $6.0 million. Baxter is also a principal supplier of antibody collection supplies to Nabi Biopharmaceuticals.

In 1999, we entered into a five-year agreement with DSM Catalytica Pharmaceuticals (formerly Catalytica Pharmaceuticals) ("Catalytica") for exclusive distribution rights in the U.S. and Canada for Aloprim. Under this agreement, we sell and Catalytica manufactures the product and both companies share in profits from the sale of the product. In addition to the U.S. and Canada, we can purchase Aloprim in territories where the license holder prior to Catalytica, GlaxoSmithKline ("GSK") has not commercialized the product within five years from the effective date of the agreement.

Note 18–Commitments and Contingencies

We are a party to litigation in the ordinary course of business. We do not believe that any such litigation will have a material adverse effect on our business, financial position or results of operations.

In May 2000, we completed an agreement with Dow for the contract production and commercial supply of StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine). Under terms of the contract production agreement, as of December 29, 2001, the aggregate future commitments are approximately $3.0 million payable in 2002.

(continued)

Note 19–Industry Segment Information

We manage our operations in two reportable segments, the biopharmaceutical products and antibody products segments. The biopharmaceutical products segment consists of the production and sale of proprietary biopharmaceutical products and research and development efforts for the biopharmaceutical product line. The antibody products segment consists of the collection and sale of non-specific and specialty antibody products to other biopharmaceutical manufacturers, the production and sale of antibody-based control and diagnostic products and laboratory testing services.

The accounting policies for each of the segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales. We evaluate the performance of each segment based on operating profit or loss. Interest expense and income taxes are not allocated.

Information regarding our operations and assets for the two industry segments is as follows:

	For the Years Ended		
Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999
Sales:			
Biopharmaceutical products	$ 73,439	$ 72,985	$ 71,112
Antibody products	161,390	155,798	162,491
	$234,829	$228,783	$233,603
Operating income:			
Biopharmaceutical products	$ 11,663	$ 17,614	$ 5,434
Antibody products	105,348	(10,158)	2,302
	$117,011	$ 7,456	$ 7,736
Depreciation and amortization expense:			
Biopharmaceutical products	$ 2,282	$ 1,926	$ 2,159
Antibody products	6,477	7,166	7,281
	$ 8,759	$ 9,092	$ 9,440
Non-recurring item:			
Biopharmaceutical products	$ —	$ (3,012)	$ —
Antibody products	—	(863)	(1,935)
	$ —	$ (3,875)	$ (1,935)
Capital expenditures:			
Biopharmaceutical products	$ 11,269	$ 16,351	$ 15,866
Antibody products	1,783	2,609	5,170
	$ 13,052	$ 18,960	$ 21,036
Assets:			
Biopharmaceutical products	$169,974	$118,808	
Antibody products	132,539	98,357	
	$302,513	$217,165	

A reconciliation of reportable segment selected financial information to the total combined amounts of the selected financial information is as follows:

	For the Years Ended		
Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999
Income before income taxes and extraordinary item:			
Reportable segment operating income	$117,011	$ 7,456	$ 7,736
Unallocated interest expense	(2,128)	(3,581)	(4,313)
Unallocated other income and expense, net	1,176	231	(36)
Consolidated income before income taxes and extraordinary item	$116,059	$ 4,106	$ 3,387
Depreciation and amortization expense:			
Reportable segment depreciation and amortization expense	$ 8,759	$ 9,092	$ 9,440
Unallocated (corporate) depreciation and amortization expense	732	746	688
Consolidated depreciation and amortization expense	$ 9,491	$ 9,838	$10,128
Capital expenditures:			
Reportable segment capital expenditures	$ 13,052	$ 18,960	$21,036
Unallocated (corporate) capital expenditures	—	23	—
Consolidated capital expenditures	$ 13,052	$ 18,983	$21,036
Assets:			
Reportable segment assets	$302,513	$217,165	
Unallocated (corporate) assets	7,796	7,322	
Consolidated assets	$310,309	$224,487	

Notes to Consolidated Financial Statements

Information regarding sales by geographic area for the years ended December 29, 2001, December 30, 2000 and December 31, 1999 and information regarding long-lived assets for the years ended December 29, 2001 and December 30, 2000 is as follows:

	For the Years Ended		
Dollars in Thousands	Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999
Sales:			
Domestic	$190,830	$183,995	$177,463
Foreign	43,999	44,788	56,140
Total	$234,829	$228,783	$233,603
Long-lived assets:			
Domestic	$117,246	$146,612	
Foreign	—	—	
Total	$117,246	$146,612	

Foreign sales are determined based upon customer location. The majority of our sales are generated from the U.S. Our principal foreign markets are the United Kingdom, Korea and Germany.

Sales for the year ended December 29, 2001 included two customers of our antibody products segment and one customer of our biopharmaceutical product segment representing 24%, 19% and 10%, respectively. Sales for the year ended December 30, 2000 included two customers of our antibody products segment and one customer of our biopharmaceutical product segment representing 22%, 18%, and 11%, respectively. Sales for the year ended December 31, 1999 included two customers of our antibody products segment each representing 21%.

Note 20–Selected Quarterly Financial Data

Dollars in Thousands Except Per Share Data	Sales	Gross Profit Margin after Royalty Expense	Net Income (Loss)	Basic Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share
2001					
1st Quarter	$ 60,178	$ 13,637	$ 685	$ 0.02	$ 0.02
2nd Quarter	65,288	17,411	1,515	0.04	0.04
3rd Quarter	54,603	16,678	101,036	2.66	2.25
4th Quarter	54,760	22,397	1,446	0.04	0.04
Year 2001	**$234,829**	**$70,123**	**$104,682**	**$2.76**	**$2.36**
2000					
1st Quarter	$ 55,840	$ 14,457	$ 677	$ 0.02	$ 0.02
2nd Quarter	57,581	14,884	1,287	0.04	0.04
3rd Quarter	49,736	9,462	(501)	(0.01)	(0.01)
4th Quarter	65,626	18,039	2,896	0.08	0.08
Year 2000	**$228,783**	**$56,842**	**$ 4,359**	**$0.12**	**$0.12**

Earnings per share were calculated for each three-month and twelve-month period on a stand-alone basis. The sum of the earnings per share for four quarters may not equal the earnings per share for the twelve months.

The results for the third quarter of 2001 include the gain on the sale of the majority of the antibody collection business assets.

The results for the fourth quarter of 2001 include the benefit of the settlement of an arbitration proceeding with Baxter Healthcare Corporation and the impact of changes in the estimated carrying values of deferred tax asset and liability balances at December 29, 2001 and of stock option exercised during the fourth quarter of 2001.

Note 21–Subsequent Events

Effective March 5, 2002, Nabi changed its name to Nabi Biopharmaceuticals. Nabi Biopharmaceuticals will continue to be listed on the Nasdaq National Market under the trading symbol NABI.

On March 15, 2002, by notification to the holders of our 6.5% Convertible Subordinated Notes (the "Notes"), we called for full redemption of the Notes in the total amount of $78.5 million on April 8, 2002. The Notes will be redeemed at 100% of the principal balance paid in cash.

information

Board of Directors:

David L. Castaldi
Independent Consultant

Geoffrey F. Cox, Ph.D.
Chairman & CEO
Genzyme Transgenics Corp.

George W. Ebright
President & COO (retired)
SmithKline Beecham Corporation

David J. Gury
Chairman, President & CEO
Nabi Biopharmaceuticals

Richard A. Harvey, Jr.
President
Stonebridge Associates, LLC

Linda Jenckes
President
Linda Jenckes & Associates

Thomas H. McLain
Executive Vice President & COO
Nabi Biopharmaceuticals

Stephen G. Sudovar
President and CEO
EluSys Therapeutics, Inc.

Corporate Officers:

David J. Gury
Chairman, President & CEO

Thomas H. McLain
Executive Vice President & COO

Constantine Alexander
Corporate Secretary
Nutter, McClennan & Fish, LLP

Anna E. Mack
Senior Director/General Counsel &
Assistant Secretary

C. Thomas Johns
Senior Vice President
Manufacturing Operations

Robert B. Naso, Ph.D.
Senior Vice President
Quality, Regulatory &
Product Development

Gary A. Siskowski
Senior Vice President
Sales/Marketing

Mark L. Smith
Senior Vice President
Finance
CFO, CAO & Treasurer

Independent Auditors:

Ernst & Young LLP
Suite 3900
200 South Biscayne Blvd.
Miami, FL 33131

General Counsel:

Anna E. Mack
Senior Director/
General Counsel
Nabi Biopharmaceuticals

Corporate Headquarters:

5800 Park of Commerce Blvd., NW
Boca Raton, FL 33487
561-989-5800

Transfer Agent & Registrar:

Communications concerning transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
908-272-8511

Annual Meeting:

The annual meeting of stockholders will be held at:

10:00 AM, May 17, 2002
Embassy Suites Hotel
661 NW 53rd Street
Boca Raton, FL 33487

SEC Form 10-K:

A copy of the Company's Annual Report on Form 10-K for the year ended December 29, 2001, is available without charge upon written request to Investor Relations, Nabi Biopharmaceuticals, 5800 Park of Commerce Blvd., NW, Boca Raton, FL 33487; or by accessing the Company's web site at www.nabi.com.

Market for Registrant's Common Equity and Related Stockholder Matters:

Nabi Biopharmaceuticals' common stock is quoted on the Nasdaq National Market® under the symbol "NABI." The following table sets forth for each period the high and low sale prices for the common stock (based upon intra-day trading) as reported by the Nasdaq National Market.

2001	High	Low
First Quarter	6.375	3.875
Second Quarter	8.500	5.125
Third Quarter	7.740	4.850
Fourth Quarter	11.080	5.450

2000	High	Low
First Quarter	12.000	4.125
Second Quarter	8.625	3.750
Third Quarter	10.063	5.313
Fourth Quarter	6.938	2.500

The closing price of our common stock on February 22, 2002 was $5.660 per share. The number of record holders of our common stock at December 29, 2001 was 1,138.

No cash dividends have been previously paid on our common stock and none are anticipated in 2002. Also, our credit agreement prohibits dividend payments.

Note: This annual report uses the Company's trademarks and registered trademarks, including Nabi®, Nabi® (logo), Nabi Biopharmaceuticals™, Nabi-HB™ [Hepatitis B Immune Globulin (Human)], StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine), Altastaph™ [*Staphylococcus aureus* Immune Globulin Intravenous (Human)], Civacir™ [Hepatitis C Immune Globulin (Human)], and NicVAX™ (Nicotine Conjugate Vaccine). WinRho SDF® [Rh_o(D) Immune Globulin (Human)] is a registered trademark of Cangene Corporation. Autoplex® T (Anti-Inhibitor Coagulant Complex, Heat Treated) is a registered trademark of Baxter Healthcare Corporation. Aloprim™ [(Allopurinol sodium) for injection] is a trademark of Catalytica Pharmaceuticals, Inc.

Designed by Curran & Connors, Inc. / www.curran-connors.com

n a b i biopharmaceuticals

Nabi® Biopharmaceuticals 5800 Park of Commerce Blvd., N.W., Boca Raton, FL 33487 ◦ 561.989.5800 / 561.989.5801 fax ◦ www.nabi.com